CANADIAN NATURAL RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
AUGUST 3, 2022

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Jun 30 2022	Dec 31 2021
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$233	$744
Accounts receivable		5,015	3,111
Inventory		1,917	1,548
Prepaids and other		343	195
Investments	6	367	309
Current portion of other long-term assets	7	58	35
		7,933	5,942
Exploration and evaluation assets	3	2,238	2,250
Property, plant and equipment	4	66,050	66,400
Lease assets	5	1,484	1,508
Other long-term assets	7	461	565
		$78,166	$76,665
LIABILITIES
Current liabilities
Accounts payable		$1,150	$803
Accrued liabilities		4,641	3,064
Current income taxes payable		1,159	1,607
Current portion of long-term debt	8	1,285	1,000
Current portion of other long-term liabilities	5,9	1,082	948
		9,317	7,422
Long-term debt	8	11,317	13,694
Other long-term liabilities	5,9	7,709	8,384
Deferred income taxes		10,483	10,220
		38,826	39,720
SHAREHOLDERS' EQUITY
Share capital	11	10,350	10,168
Retained earnings		28,943	26,778
Accumulated other comprehensive income (loss)	12	47	(1)
		39,340	36,945
		$78,166	$76,665
Commitments and contingencies (note 16).

Approved by the Board of Directors on August 3, 2022.

Canadian Natural Resources Limited	1	Three and six months ended June 30, 2022

CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended		Six Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Jun 30 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Product sales	17	$13,812	$7,124	$25,944	$14,143
Less: royalties		(2,337)	(599)	(3,792)	(1,010)
Revenue		11,475	6,525	22,152	13,133
Expenses
Production		2,287	1,740	4,327	3,521
Transportation, blending and feedstock		2,682	1,515	5,137	3,023
Depletion, depreciation and amortization	4,5	1,363	1,388	2,770	2,809
Administration		97	87	213	182
Share-based compensation	9	(45)	137	489	266
Asset retirement obligation accretion	9	58	46	117	92
Interest and other financing expense		160	177	323	362
Risk management activities	15	(14)	28	44	57
Foreign exchange loss (gain)		333	(140)	187	(302)
Income from North West Redwater Partnership	7	—	(400)	—	(400)
Loss (gain) from investments	6	22	(50)	(64)	(169)
		6,943	4,528	13,543	9,441
Earnings before taxes		4,532	1,997	8,609	3,692
Current income tax expense	10	899	317	1,750	614
Deferred income tax expense	10	131	129	256	150
Net earnings		$3,502	$1,551	$6,603	$2,928
Net earnings per common share
Basic	14	$3.04	$1.31	$5.70	$2.47
Diluted	14	$3.00	$1.30	$5.63	$2.46

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Jun 30 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Net earnings	$3,502	$1,551	$6,603	$2,928
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income during the period, net of taxes of $nil (2021 – $1 million) – three months ended; $1 million (2021 – $2 million) – six months ended	1	7	4	18
Reclassification to net earnings, net of taxes of $nil (2021 – $nil) – three months ended; $1 million (2021 – $1 million) – six months ended	(1)	(1)	(4)	(5)
	—	6	—	13
Foreign currency translation adjustment
Translation of net investment	85	(31)	48	(67)
Other comprehensive income (loss), net of taxes	85	(25)	48	(54)
Comprehensive income	$3,587	$1,526	$6,651	$2,874

Canadian Natural Resources Limited	2	Three and six months ended June 30, 2022

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Six Months Ended
(millions of Canadian dollars, unaudited)	Note	Jun 30 2022	Jun 30 2021
Share capital	11
Balance – beginning of period		$10,168	$9,606
Issued upon exercise of stock options		309	264
Previously recognized liability on stock options exercised for common shares		253	39
Purchase of common shares under Normal Course Issuer Bid		(380)	(46)
Balance – end of period		10,350	9,863
Retained earnings
Balance – beginning of period		26,778	22,766
Net earnings		6,603	2,928
Dividends on common shares	11	(1,730)	(1,114)
Purchase of common shares under Normal Course Issuer Bid	11	(2,708)	(190)
Balance – end of period		28,943	24,390
Accumulated other comprehensive income (loss)	12
Balance – beginning of period		(1)	8
Other comprehensive income (loss), net of taxes		48	(54)
Balance – end of period		47	(46)
Shareholders' equity		$39,340	$34,207

Canadian Natural Resources Limited	3	Three and six months ended June 30, 2022

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Note	Jun 30 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Operating activities
Net earnings		$3,502	$1,551	$6,603	$2,928
Non-cash items
Depletion, depreciation and amortization		1,363	1,388	2,770	2,809
Share-based compensation		(45)	137	489	266
Asset retirement obligation accretion		58	46	117	92
Unrealized risk management (gain) loss		(21)	10	5	30
Unrealized foreign exchange loss (gain)		426	(151)	270	(323)
Realized foreign exchange gain on settlement of cross currency swap		(69)	—	(69)	—
Loss (gain) from investments	6	25	(47)	(58)	(164)
Deferred income tax expense		131	129	256	150
Proceeds on settlement of cross currency swap	15	89	—	89	—
Other		56	72	(59)	(27)
Abandonment expenditures		(97)	(58)	(202)	(138)
Net change in non-cash working capital		478	(137)	(1,462)	(147)
Cash flows from operating activities		5,896	2,940	8,749	5,476
Financing activities
Repayment of bank credit facilities and commercial paper, net	8	(1,504)	(1,588)	(1,156)	(2,988)
Repayment of medium-term notes	8	(139)	—	(1,139)	—
Proceeds on settlement of cross currency swap	15	69	—	69	—
Payment of lease liabilities	5,9	(50)	(52)	(99)	(105)
Issue of common shares on exercise of stock options	11	57	191	309	264
Dividends on common shares		(871)	(557)	(1,560)	(1,060)
Purchase of common shares under Normal Course Issuer Bid	11	(2,005)	(213)	(3,088)	(236)
Cash flows used in financing activities		(4,443)	(2,219)	(6,664)	(4,125)
Investing activities
Net (expenditures) proceeds on exploration and evaluation assets	3,17	(2)	3	(21)	(1)
Net expenditures on property, plant and equipment	4,17	(1,378)	(1,244)	(2,747)	(1,981)
Repayment of North West Redwater Partnership subordinated debt advances	7	—	555	—	555
Net change in non-cash working capital		35	(33)	172	60
Cash flows used in investing activities		(1,345)	(719)	(2,596)	(1,367)
Increase (decrease) in cash and cash equivalents		108	2	(511)	(16)
Cash and cash equivalents – beginning of period		125	166	744	184
Cash and cash equivalents – end of period		$233	$168	$233	$168
Interest paid on long-term debt, net		$119	$142	$303	$354
Income taxes paid (received), net		$411	$38	$2,170	$(83)

Canadian Natural Resources Limited	4	Three and six months ended June 30, 2022

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company's exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom portion of the North Sea; and Côte d’Ivoire and South Africa in Offshore Africa.
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the "Midstream and Refining" segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2021, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2021.
Critical Accounting Estimates and Judgements
The Company has made estimates, assumptions and judgements regarding certain assets, liabilities, revenues and expenses in the preparation of these interim consolidated financial statements, primarily related to unsettled transactions and events as of the date of these interim consolidated financial statements. Accordingly, actual results may differ from estimated amounts, and those differences may be material.
2. CHANGE IN ACCOUNTING POLICIES
In May 2020, the IASB issued amendments to IAS 16 "Property, Plant and Equipment" to require proceeds received from selling items produced while the entity is preparing the asset for its intended use to be recorded in net earnings, rather than as a reduction in the cost of the asset. The amendments were adopted January 1, 2022 and did not have a significant impact on the Company's interim consolidated financial statements.

Canadian Natural Resources Limited	5	Three and six months ended June 30, 2022

3. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2021	$2,057	$—	$91	$102	$2,250
Additions	30	—	1	—	31
Transfers to property, plant and equipment	(43)	—	—	—	(43)
At June 30, 2022	$2,044	$—	$92	$102	$2,238
4. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2021	$77,834	$7,438	$3,980	$46,856	$466	$508	$137,082
Additions / Acquisitions	1,723	38	35	956	3	13	2,768
Transfers from exploration & evaluation assets	43	—	—	—	—	—	43
Change in asset retirement obligation estimates	(84)	(103)	(38)	(328)	—	—	(553)
Derecognitions (1)	(177)	(1)	—	(171)	—	—	(349)
Foreign exchange adjustments and other	—	127	68	—	—	—	195
At June 30, 2022	$79,339	$7,499	$4,045	$47,313	$469	$521	$139,186
Accumulated depletion and depreciation
At December 31, 2021	$52,732	$5,951	$2,923	$8,499	$183	$394	$70,682
Expense	1,687	76	79	800	8	11	2,661
Derecognitions (1)	(177)	(1)	—	(171)	—	—	(349)
Foreign exchange adjustments and other	(10)	99	49	3	—	1	142
At June 30, 2022	$54,232	$6,125	$3,051	$9,131	$191	$406	$73,136
Net book value
At June 30, 2022	$25,107	$1,374	$994	$38,182	$278	$115	$66,050
At December 31, 2021	$25,102	$1,487	$1,057	$38,357	$283	$114	$66,400
(1) An asset is derecognized when no future economic benefits are expected to arise from its continued use or disposal.
During the six months ended June 30, 2022, the Company acquired a number of crude oil and natural gas properties in the North America Exploration and Production segment for net cash consideration of $512 million and assumed associated asset retirement obligations of $12 million. No net deferred income tax liabilities were recognized and no pre-tax gains were recognized on these net transactions.

Canadian Natural Resources Limited	6	Three and six months ended June 30, 2022

5. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2021	$974	$354	$99	$81	$1,508
Additions	44	20	21	—	85
Depreciation	(54)	(30)	(14)	(11)	(109)
Foreign exchange adjustments and other	1	—	(2)	1	—
At June 30, 2022	$965	$344	$104	$71	$1,484
Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities as at June 30, 2022 were as follows:

	Jun 30 2022	Dec 31 2021
Lease liabilities	$1,567	$1,584
Less: current portion	196	185
	$1,371	$1,399
Total cash outflows for leases for the three months ended June 30, 2022, including payments related to short-term leases not reported as lease assets, were $289 million (three months ended June 30, 2021 – $286 million; six months ended June 30, 2022 – $556 million; six months ended June 30, 2021 – $574 million). Interest expense on leases for the three months ended June 30, 2022 was $15 million (three months ended June 30, 2021 – $16 million; six months ended June 30, 2022 – $30 million; six months ended June 30, 2021 – $32 million).
6. INVESTMENTS
As at June 30, 2022, the Company had the following investment:

	Jun 30 2022	Dec 31 2021
Investment in PrairieSky Royalty Ltd.	$367	$309
The loss (gain) from the investments was comprised as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2022	Jun 30 2021 (1)	Jun 30 2022	Jun 30 2021 (1)
Loss (gain) from investments	$25	$(47)	$(58)	$(164)
Dividend income	(3)	(3)	(6)	(5)
	$22	$(50)	$(64)	$(169)
(1) Includes the gain and dividend income from the Company's investment in Inter Pipeline Ltd.
The Company's 22.6 million share investment PrairieSky Royalty Ltd. does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at June 30, 2022, the market price per common share was $16.21 (December 31, 2021 – $13.63; June 30, 2021 – $15.01).

Canadian Natural Resources Limited	7	Three and six months ended June 30, 2022

7. OTHER LONG-TERM ASSETS

	Jun 30 2022	Dec 31 2021
Prepaid cost of service tolls	$155	$157
Long-term inventory	136	126
Risk management (note 15)	1	140
Long-term contracts and prepayments (1)	227	177
	519	600
Less: current portion	58	35
	$461	$565
(1)Includes physical product sales contracts assumed in the acquisition of Painted Pony in the fourth quarter of 2020, and the unamortized portion of the Company's share bonus program.
The Company has a 50% equity investment in NWRP. NWRP operates a 50,000 barrels per day bitumen upgrader and refinery that processes approximately 12,500 barrels per day (25% toll payer) of bitumen feedstock for the Company and 37,500 barrels per day (75% toll payer) of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC"), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058 (note 16). Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment (note 17).
On June 30, 2021, the equity partners together with the toll payers, agreed to optimize the structure of NWRP to better align the commercial interests of the equity partners and the toll payers (the "Optimization Transaction"). Under the Optimization Transaction, NWRP repaid the Company's and APMC's subordinated debt advances of $555 million each, and the Company received a $400 million distribution from NWRP during the second quarter of 2021.
Subsequent to June 30, 2022, NWRP extended its $3,000 million syndicated credit facility. The revolving credit facility was increased to $2,175 million, with $118 million maturing in June 2023, and $2,057 million maturing in June 2025. The non-revolving credit facility was extended with $60 million maturing in June 2023, and $940 million maturing in June 2025.
The carrying value of the Company's interest in NWRP is $nil, and as at June 30, 2022, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $587 million (December 31, 2021 – $562 million). For the three months ended June 30, 2022, the unrecognized share of the equity loss was $15 million (six months ended June 30, 2022 – unrecognized equity loss of $25 million; three months ended June 30, 2021 – recovery of unrecognized equity losses of $7 million and partnership distributions of $400 million; six months ended June 30, 2021 – recovery of unrecognized equity losses of $24 million and partnership distributions of $400 million).

Canadian Natural Resources Limited	8	Three and six months ended June 30, 2022

8. LONG-TERM DEBT

	Jun 30 2022	Dec 31 2021
Canadian dollar denominated debt, unsecured
Medium-term notes	$2,061	$3,200

US dollar denominated debt, unsecured
Bank credit facilities (June 30, 2022 – US$nil; December 31, 2021 – US$901 million)	—	1,140
US dollar debt securities (June 30, 2022 – US$8,250 million; December 31, 2021 – US$8,250 million)	10,619	10,441
	10,619	11,581
Long-term debt before transaction costs and original issue discounts, net	12,680	14,781
Less: original issue discounts, net (1)	14	15
transaction costs (1) (2)	64	72
	12,602	14,694
Less: current portion of other long-term debt (1) (2)	1,285	1,000
	$11,317	$13,694
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
Bank Credit Facilities and Commercial Paper
As at June 30, 2022, the Company had undrawn revolving bank credit facilities of $5,520 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit.
•a $100 million demand credit facility;
•a $500 million revolving term credit facility, maturing February 2023;
•a $2,425 million revolving syndicated credit facility maturing June 2024; and
•a $2,495 million revolving syndicated credit facility, with $70 million maturing June 2023, and $2,425 million maturing June 2025.
During the second quarter of 2022, the Company repaid and cancelled the $500 million non-revolving portion of the $1,000 million term credit facility, reducing the remaining facility to the $500 million revolving facility maturing February 2023.
During the first quarter of 2022, the Company repaid $500 million of the $1,150 million non-revolving term credit facility maturing February 2023. During the second quarter of 2022, the Company repaid the remaining $650 million and the facility was cancelled.
Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, SOFR, US base rate or Canadian prime rate.
During the first quarter of 2022, the Company discontinued its £5 million demand credit facility related to its North Sea operations.
The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
The Company's weighted average interest rate on total long-term debt outstanding for the six months ended June 30, 2022 was 4.0% (June 30, 2021 – 3.4%).
As at June 30, 2022, letters of credit and guarantees aggregating to $529 million were outstanding.

Canadian Natural Resources Limited	9	Three and six months ended June 30, 2022

Medium-Term Notes
In July 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
During the second quarter of 2022, the Company repaid through market purchases $139 million of medium-term notes with interest rates ranging from 1.45% to 3.55%, originally due between 2023 and 2028. Subsequent to June 30, 2022, the Company repaid through market purchases an additional $101 million of medium-term notes.
During the first quarter of 2022, the Company repaid $1,000 million of 3.31% medium-term notes.
US Dollar Debt Securities
In July 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
9. OTHER LONG-TERM LIABILITIES

	Jun 30 2022	Dec 31 2021
Asset retirement obligations	$6,205	$6,806
Lease liabilities (note 5)	1,567	1,584
Share-based compensation	655	489
Transportation and processing contracts	197	241
Risk management (note 15)	43	85
Other (1)	124	127
	8,791	9,332
Less: current portion	1,082	948
	$7,709	$8,384
(1) Includes $25 million (December 31, 2021 – $48 million) in deferred purchase consideration payable in the first quarter of 2023.
Asset Retirement Obligations
The Company's asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 5.6% (December 31, 2021 – 4.0%) with inflation rates of up to approximately 10% for 2022, returning to up to approximately 2% thereafter (December 31, 2021 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Jun 30 2022	Dec 31 2021
Balance – beginning of period	$6,806	$5,861
Liabilities incurred	10	5
Liabilities acquired, net	12	76
Liabilities settled	(202)	(307)
Asset retirement obligation accretion	117	185
Revision of cost estimates	519	508
Revision of timing estimates (1)	626	1,208
Change in discount rates	(1,698)	(723)
Foreign exchange adjustments	15	(7)
Balance – end of period	6,205	6,806
Less: current portion	280	249
	$5,925	$6,557
(1) Reflects changes to the estimated timing of the settlement of the Company's asset retirement obligations in the Province of Alberta due to provincial regulatory changes.

Canadian Natural Resources Limited	10	Three and six months ended June 30, 2022

Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company's Stock Option Plan and Performance Share Unit ("PSU") plans. The Company’s Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Jun 30 2022	Dec 31 2021
Balance – beginning of period	$489	$160
Share-based compensation expense	489	514
Cash payment for stock options surrendered and PSUs vested	(74)	(48)
Transferred to common shares	(253)	(139)
Other	4	2
Balance – end of period	655	489
Less: current portion	461	329
	$194	$160
10. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Six Months Ended
Expense (recovery)	Jun 30 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Current corporate income tax – North America	$855	$324	$1,689	$609
Current corporate income tax – North Sea	15	(5)	22	6
Current corporate income tax – Offshore Africa	18	7	30	11
Current PRT (1) – North Sea	6	(12)	(1)	(17)
Other taxes	5	3	10	5
Current income tax	899	317	1,750	614
Deferred income tax	131	129	256	150
Income tax	$1,030	$446	$2,006	$764
(1) Petroleum Revenue Tax

Canadian Natural Resources Limited	11	Three and six months ended June 30, 2022

11. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Six Months Ended Jun 30, 2022
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of period	1,168,369	$10,168
Issued upon exercise of stock options	8,169	309
Previously recognized liability on stock options exercised for common shares	—	253
Purchase of common shares under Normal Course Issuer Bid	(42,150)	(380)
Balance – end of period	1,134,388	$10,350
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 2, 2022, the Board of Directors approved a 28% increase in the quarterly dividend to $0.75 per common share, beginning with the dividend paid on April 5, 2022. On November 3, 2021, the Board of Directors approved a 25% increase in the quarterly dividend to $0.5875 per common share. On March 3, 2021, the Board of Directors approved an 11% increase in the quarterly dividend to $0.47 per common share, from $0.425 per common share.
On August 3, 2022, the Board of Directors approved a special dividend of $1.50 per common share, payable on August 31, 2022.
Normal Course Issuer Bid
On March 8, 2022, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 101,574,207 common shares, representing 10% of the public float, over a 12-month period commencing March 11, 2022 and ending March 10, 2023.
For the six months ended June 30, 2022, the Company purchased 42,150,000 common shares at a weighted average price of $73.26 per common share for a total cost of $3,088 million. Retained earnings were reduced by $2,708 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to June 30, 2022, the Company purchased 13,750,000 common shares at a weighted average price of $66.00 per common share for a total cost of $907 million.
Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding as at June 30, 2022:

	Six Months Ended Jun 30, 2022
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	38,327	$35.88
Granted	6,390	$67.30
Exercised for common shares	(8,169)	$37.85
Surrendered for cash settlement	(324)	$38.17
Forfeited	(1,735)	$39.94
Outstanding – end of period	34,489	$41.01
Exercisable – end of period	4,996	$36.67
The Stock Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.

Canadian Natural Resources Limited	12	Three and six months ended June 30, 2022

12. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of accumulated other comprehensive income (loss), net of taxes, were as follows:

	Jun 30 2022	Jun 30 2021
Derivative financial instruments designated as cash flow hedges	$77	$82
Foreign currency translation adjustment	(30)	(128)
	$47	$(46)
13. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders' equity, as determined at each reporting date.
The Company's objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of current and long-term debt less cash and cash equivalents divided by the sum of the carrying value of shareholders' equity plus current and long-term debt less cash and cash equivalents. The Company's internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. As at June 30, 2022, the ratio was below the target range at 23.9%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Jun 30 2022	Dec 31 2021
Long-term debt	$12,602	$14,694
Less: cash and cash equivalents	233	744
Long-term debt, net	$12,369	$13,950
Total shareholders' equity	$39,340	$36,945
Debt to book capitalization	23.9%	27.4%
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at June 30, 2022, the Company was in compliance with this covenant.
14. NET EARNINGS PER COMMON SHARE

		Three Months Ended		Six Months Ended
		Jun 30 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Weighted average common shares outstanding – basic (thousands of shares)		1,151,111	1,185,301	1,157,914	1,185,425
Effect of dilutive stock options (thousands of shares)		15,464	5,163	15,482	3,038
Weighted average common shares outstanding – diluted (thousands of shares)		1,166,575	1,190,464	1,173,396	1,188,463
Net earnings		$3,502	$1,551	$6,603	$2,928
Net earnings per common share	– basic	$3.04	$1.31	$5.70	$2.47
	– diluted	$3.00	$1.30	$5.63	$2.46

Canadian Natural Resources Limited	13	Three and six months ended June 30, 2022

15. FINANCIAL INSTRUMENTS
The carrying amounts of the Company's financial instruments by category were as follows:

	Jun 30, 2022
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Cash and cash equivalents	$233	$—	$—	$—	$233
Accounts receivable	5,015	—	—	—	5,015
Investments	—	367	—	—	367
Other long-term assets	—	1	—	—	1
Accounts payable	—	—	—	(1,150)	(1,150)
Accrued liabilities	—	—	—	(4,641)	(4,641)
Other long-term liabilities (1)	—	(43)	—	(1,592)	(1,635)
Long-term debt (2)	—	—	—	(12,602)	(12,602)
	$5,248	$325	$—	$(19,985)	$(14,412)

	Dec 31, 2021
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Cash and cash equivalents	$744	$—	$—	$—	$744
Accounts receivable	3,111	—	—	—	3,111
Investments	—	309	—	—	309
Other long-term assets	—	—	140	—	140
Accounts payable	—	—	—	(803)	(803)
Accrued liabilities	—	—	—	(3,064)	(3,064)
Other long-term liabilities (1)	—	(64)	(21)	(1,632)	(1,717)
Long-term debt (2)	—	—	—	(14,694)	(14,694)
	$3,855	$245	$119	$(20,193)	$(15,974)
(1)Includes $1,567 million of lease liabilities (December 31, 2021 – $1,584 million) and $25 million of deferred purchase consideration payable in the first quarter of 2023 (December 31, 2021 – $48 million).
(2)Includes the current portion of long-term debt.

Canadian Natural Resources Limited	14	Three and six months ended June 30, 2022

The carrying amounts of the Company's financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company's investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	Jun 30, 2022
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4)
Investments (3)	$367	$367	$—	$—
Other long-term assets	$1	$—	$1	$—
Other long-term liabilities	$(68)	$—	$(43)	$(25)
Fixed rate long-term debt (5) (6)	$(12,602)	$(12,595)	$—	$—

	Dec 31, 2021
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4)
Investments (3)	$309	$309	$—	$—
Other long-term assets	$140	$—	$140	$—
Other long-term liabilities	$(133)	$—	$(85)	$(48)
Fixed rate long-term debt (5) (6)	$(13,554)	$(15,420)	$—	$—
(1)Excludes financial assets and liabilities where the carrying amount approximates fair value due to the short-term nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities).
(2)There were no transfers between Level 1, 2 and 3 financial instruments.
(3)The fair values of the investments are based on quoted market prices.
(4)The fair value of the deferred purchase consideration included in other long-term liabilities is based on the present value of future cash payments.
(5)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(6)Includes the current portion of fixed rate long-term debt.
Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes. The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company's consolidated balance sheets.

Asset (liability)	Jun 30 2022	Dec 31 2021
Derivatives held for trading
Natural gas (1)	$(37)	$(41)
Crude oil and NGLs (1)	(6)	(10)
Foreign currency forward contracts	1	(13)
Cash flow hedges
Foreign currency forward contracts	—	(21)
Cross currency swaps	—	140
	$(42)	$55
Included within:
Current portion of other long-term assets	$1	$5
Current portion of other long-term liabilities	(42)	(72)
Other long-term assets	—	135
Other long-term liabilities	(1)	(13)
	$(42)	$55
(1) Commodity financial instruments assumed in the acquisitions of Storm Resources Ltd. and Painted Pony Energy Ltd. in the fourth quarter of 2021 and 2020, respectively.

Canadian Natural Resources Limited	15	Three and six months ended June 30, 2022

The estimated fair values of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States interest rate yield curves, and Canadian and United States forward foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Jun 30 2022	Dec 31 2021
Balance – beginning of period	$55	$(24)
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	22	(12)
Foreign exchange	(119)	82
Other comprehensive income	—	9
Balance – end of period	(42)	55
Less: current portion	(41)	(67)
	$(1)	$122
Net (gain) loss from risk management activities were as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Net realized risk management loss	$7	$18	$39	$27
Net unrealized risk management (gain) loss	(21)	10	5	30
	$(14)	$28	$44	$57
Financial Risk Factors
a)     Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange rate risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. As at June 30, 2022, the Company had no significant interest rate swap contracts outstanding.

Canadian Natural Resources Limited	16	Three and six months ended June 30, 2022

Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. As at June 30, 2022, the Company had no cross currency swap contracts outstanding.
During the second quarter of 2022, the Company settled the US$550 million cross currency swap designated as a cash flow hedge of a portion of the US$1,100 million 6.25% US dollar debt securities due March 2038. The Company realized cash proceeds of $158 million on settlement.
As at June 30, 2022, the Company had US$526 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, all of which were designated as derivatives held for trading.
b)     Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company's accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. As at June 30, 2022, substantially all of the Company's accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. As at June 30, 2022, the Company had net risk management assets of $1 million with specific counterparties related to derivative financial instruments (December 31, 2021 – $140 million).
The carrying amount of financial assets approximates the maximum credit exposure.
c)     Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.
As at June 30, 2022, the maturity dates of the Company's financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$1,150	$—	$—	$—
Accrued liabilities	$4,641	$—	$—	$—
Long-term debt (1)	$1,287	$1,592	$3,692	$6,109
Other long-term liabilities (2)	$263	$163	$431	$778
Interest and other financing expense (3)	$623	$574	$1,434	$3,812
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $196 million; one to less than two years, $162 million; two to less than five years, $431 million; and thereafter, $778 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at June 30, 2022.

Canadian Natural Resources Limited	17	Three and six months ended June 30, 2022

16. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at June 30, 2022:

	Remaining 2022	2023	2024	2025	2026	Thereafter
Product transportation and processing (1)	$551	$1,075	$1,127	$1,027	$966	$11,702
North West Redwater Partnership service toll (2)	$67	$134	$133	$131	$111	$4,178
Offshore vessels and equipment	$67	$40	$—	$—	$—	$—
Field equipment and power	$22	$21	$21	$21	$21	$226
Other	$13	$22	$23	$21	$16	$—
(1) Includes commitments pertaining to a 20-year product transportation agreement on the Trans Mountain Pipeline Expansion.
(2) Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $2,007 million of interest payable over the 40-year tolling period, ending in 2058 (note 7).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	18	Three and six months ended June 30, 2022

17. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production
	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30
(millions of Canadian dollars, unaudited)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Segmented product sales
Crude oil and NGLs	6,470	3,446	12,009	6,541	220	69	347	269	181	140	398	218	6,871	3,655	12,754	7,028
Natural gas	1,501	453	2,431	939	1	1	6	2	15	10	29	15	1,517	464	2,466	956
Other income and revenue (1)	69	22	139	53	2	—	3	—	2	1	4	3	73	23	146	56
Total segmented product sales	8,040	3,921	14,579	7,533	223	70	356	271	198	151	431	236	8,461	4,142	15,366	8,040
Less: royalties	(1,309)	(395)	(2,216)	(680)	(1)	(1)	(1)	(1)	(19)	(6)	(30)	(10)	(1,329)	(402)	(2,247)	(691)
Segmented revenue	6,731	3,526	12,363	6,853	222	69	355	270	179	145	401	226	7,132	3,740	13,119	7,349
Segmented expenses
Production	973	714	1,860	1,441	128	54	195	168	25	26	53	47	1,126	794	2,108	1,656
Transportation, blending and feedstock	1,847	1,144	3,599	2,290	2	2	4	4	—	—	—	—	1,849	1,146	3,603	2,294
Depletion, depreciation and amortization	855	881	1,733	1,749	50	19	79	87	42	44	93	75	947	944	1,905	1,911
Asset retirement obligation accretion	35	25	70	50	6	5	13	10	1	2	3	3	42	32	86	63
Risk management activities (commodity derivatives)	6	17	55	36	—	—	—	—	—	—	—	—	6	17	55	36
Income from North West Redwater Partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total segmented expenses	3,716	2,781	7,317	5,566	186	80	291	269	68	72	149	125	3,970	2,933	7,757	5,960
Segmented earnings (loss)	3,015	745	5,046	1,287	36	(11)	64	1	111	73	252	101	3,162	807	5,362	1,389
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange loss (gain)
Loss (gain) from investments
Total non–segmented expenses
Earnings before taxes
Current income tax
Deferred income tax
Net earnings

Canadian Natural Resources Limited	19	Three and six months ended June 30, 2022

	Oil Sands Mining and Upgrading				Midstream and Refining				Inter–segment elimination and other				Total
	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30
(millions of Canadian dollars, unaudited)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Segmented product sales
Crude oil and NGLs (2)	4,962	2,794	9,813	5,777	18	21	38	40	(124)	(88)	(105)	(175)	11,727	6,382	22,500	12,670
Natural gas	—	—	—	—	—	—	—	—	88	45	141	108	1,605	509	2,607	1,064
Other income and revenue (1)	80	30	115	40	318	171	567	302	9	9	9	11	480	233	837	409
Total segmented product sales	5,042	2,824	9,928	5,817	336	192	605	342	(27)	(34)	45	(56)	13,812	7,124	25,944	14,143
Less: royalties	(1,008)	(197)	(1,545)	(319)	—	—	—	—	—	—	—	—	(2,337)	(599)	(3,792)	(1,010)
Segmented revenue	4,034	2,627	8,383	5,498	336	192	605	342	(27)	(34)	45	(56)	11,475	6,525	22,152	13,133
Segmented expenses
Production	1,077	850	2,054	1,688	70	79	136	142	14	17	29	35	2,287	1,740	4,327	3,521
Transportation, blending and feedstock (2)	638	294	1,101	591	244	134	423	239	(49)	(59)	10	(101)	2,682	1,515	5,137	3,023
Depletion, depreciation and amortization	412	441	857	891	4	3	8	7	—	—	—	—	1,363	1,388	2,770	2,809
Asset retirement obligation accretion	16	14	31	29	—	—	—	—	—	—	—	—	58	46	117	92
Risk management activities (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	6	17	55	36
Income from North West Redwater Partnership	—	—	—	—	—	(400)	—	(400)	—	—	—	—	—	(400)	—	(400)
Total segmented expenses	2,143	1,599	4,043	3,199	318	(184)	567	(12)	(35)	(42)	39	(66)	6,396	4,306	12,406	9,081
Segmented earnings (loss)	1,891	1,028	4,340	2,299	18	376	38	354	8	8	6	10	5,079	2,219	9,746	4,052
Non–segmented expenses
Administration													97	87	213	182
Share-based compensation													(45)	137	489	266
Interest and other financing expense													160	177	323	362
Risk management activities (other)													(20)	11	(11)	21
Foreign exchange loss (gain)													333	(140)	187	(302)
Loss (gain) from investments													22	(50)	(64)	(169)
Total non-segmented expenses													547	222	1,137	360
Earnings before taxes													4,532	1,997	8,609	3,692
Current income tax													899	317	1,750	614
Deferred income tax													131	129	256	150
Net earnings													3,502	1,551	6,603	2,928
(1) Includes the sale of diesel and other refined products and other income, including government grants and recoveries associated with the joint operations partners' share of the costs of lease contracts.
(2) Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	20	Three and six months ended June 30, 2022

Capital Expenditures (1)

	Six Months Ended
	Jun 30, 2022			Jun 30, 2021
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures (proceeds)	Non-cash and fair value changes (2)	Capitalized costs
Exploration and evaluation assets
Exploration and Production
North America	$20	$(33)	$(13)	$(2)	$(31)	$(33)
Offshore Africa	1	—	1	3	—	3
	21	(33)	(12)	1	(31)	(30)
Property, plant and equipment
Exploration and Production
North America	1,700	(195)	1,505	799	(153)	646
North Sea	38	(104)	(66)	76	(6)	70
Offshore Africa	35	(38)	(3)	30	—	30
	1,773	(337)	1,436	905	(159)	746
Oil Sands Mining and Upgrading (3)	956	(499)	457	1,064	(300)	764
Midstream and Refining	5	(2)	3	3	—	3
Head office	13	—	13	9	—	9
	2,747	(838)	1,909	1,981	(459)	1,522
	$2,768	$(871)	$1,897	$1,982	$(490)	$1,492
(1)This table provides a reconciliation of capitalized costs, reported in note 3 and note 4, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
(3)Net expenditures includes the acquisition of a 5% net carried interest on an existing oil sands lease in the second quarter of 2021.
Segmented Assets

	Jun 30 2022	Dec 31 2021
Exploration and Production
North America	$31,345	$30,645
North Sea	1,494	1,561
Offshore Africa	1,268	1,332
Other	34	40
Oil Sands Mining and Upgrading	42,838	42,016
Midstream and Refining	1,008	886
Head office	179	185
	$78,166	$76,665

Canadian Natural Resources Limited	21	Three and six months ended June 30, 2022

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company's continuous offering of medium-term notes pursuant to the short form prospectus dated July 2021. These ratios are based on the Company's interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended June 30, 2022:
Interest coverage (times)
Net earnings (1)	23.1x
Adjusted funds flow (2)	32.8x
(1)Net earnings plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(2)Adjusted funds flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	22	Three and six months ended June 30, 2022